COLUMBIA FUNDS VARIABLE SERIES TRUST II

225 Franklin Street

Boston, MA 02110

April 22, 2015

Mr. Tony Burak

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Responses to SEC Review of December 31, 2013 Form N-CSR for Columbia Funds Variable Series Trust II

Dear Mr. Burak,

This letter is in response to your comments provided telephonically on January 25, 2015 relating to the annual Form N-CSR of the series of Columbia Funds Variable Series Trust II (the “Trust”) for the fiscal year ending on December 31, 2013. Your comments are set forth below and each is followed by our response.

1.	The Principal Investment Strategies (“PIS”) in the Prospectus for Columbia Variable Portfolio – Diversified Bond Fund (the “Bond Fund”) indicate that “…it may assume increased credit risk by investing up to 20% of net assets in below investment grade securities…”

In the Bond Fund’s December 31, 2013 annual report to shareholders, the Quality Breakdown table (the “Table”) in the Manager Discussion of Fund Performance (“MDFP”) indicates that 53.1% of the Bond Fund’s fixed income securities (excluding money market funds) are in below investment grade securities.

Please explain this difference.

Response: This represents an error in the December 31, 2013 annual report. The Bond Fund was in compliance with its PIS, with approximately 14% of net assets invested in below investment grade securities as of December 31, 2013.

Although the December 31, 2013 Table does not reflect the appropriate quality breakdown, Management does not propose to amend or refile the Table given the age of the information. A similar Table with the correct quality breakdown is included in the Bond Fund’s June 30, 2014 semi-annual report to shareholders, which was filed with the SEC on Form N-CSR on August 29, 2014. In addition, the MDFP in the Bond Fund’s December 31, 2014 annual report to shareholders includes a more recent Table, showing 16.4% of fixed income investments (excluding money market funds) invested in below investment grade securities. The December 31, 2014 annual report will be mailed to shareholders and filed with the SEC on Form N-CSR in the coming weeks.

Responses to Form N-CSR Comments

February 23, 2015

Management believes this is an isolated incident, resulting from an error during a manual process in the preparation of the Table. We are currently testing an automated solution for the preparation of this Table and considering additional process enhancements.

2.	The Notes to Financial Statements of certain series of the Trust discuss expense waiver/reimbursement arrangements. Please address the existence of expense recoupment arrangements, if any.

Response: None of the series in the Trust participate in expense recoupment arrangements with Columbia Management Investment Advisers, LLC or its affiliates. Although disclosure is not required when a recoupment arrangement does not exist, Management will consider including such disclosure in future shareholder reports.

We hope that these responses adequately address staff comments. The Trust accepts responsibility for the adequacy and accuracy of the disclosure in the filing that is the subject of this letter. The Trust acknowledges that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. The Trust further acknowledges that it may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or comments, please contact the undersigned at (212) 850-1703.

Sincerely,

/s/ Joseph L. D’Alessandro

Joseph L. D’Alessandro

Assistant Secretary